Oncolytics Biotech® to Host Conference Call to Discuss Fourth Quarter and Full Year Financial Results and Recent Operational Highlights

Conference call and webcast to take place on Thursday, March 7, 2024, at 4:30 p.m. ET

SAN DIEGO, CA and CALGARY, AB, March 4, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced that it will host a conference call and webcast on Thursday, March 7, 2024, at 4:30 p.m. ET to discuss a corporate update and financial results for the fourth quarter and full year 2023.

Conference Call & Webcast

Date: Thursday, March 7, 2024
Time: 4:30 p.m. ET
Dial In – North American Toll-Free: (888) 664-6383
Dial In – International: (416) 764-8650
RapidConnect: to join the conference call without operator assistance, please click here
Conference ID (if needed): 6244-5815
Webcast: please click here

A webcast of the call will also be available on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 390-0541 (North America) or (416) 764-8677 (International) and using replay code: 445-815#.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com